FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of February 2005.

Total number of pages: 21

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. (U.S. GAAP) RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2004 (Unaudited)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2004 (Unaudited)

(FROM APRIL 1, 2004 TO DECEMBER 31, 2004)

CONSOLIDATED

Released on February 1, 2005

NIDEC CORPORATION

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance

(1) Consolidated Financial Results (from October 1, 2004 to December 31, 2004)

	Japanese yen (Millions except per share amounts)
	Three months ended December 31,
	2004	2003
Net sales	¥128,224	¥64,281
Percent change from the previous period	99.5%	-
Operating income	14,481	6,646
Percent change from the previous period	117.9%	-
Income before provision for income taxes	12,182	5,658
Percent change from the previous period	115.3%	-
Net income	8,096	3,042
Percent change from the previous period	166.1%	-
Net income per share- basic	¥114.60	¥47.29
Net income per share- diluted	¥109.15	¥44.80

Notes:

1. Percentage change indicates the change relative to the same period of the previous fiscal year.

2. Average number of shares issued and outstanding (consolidated):

70,645,539 shares for the three months ended December 31, 2004

64,322,012 shares for the three months ended December 31, 2003

(2) Consolidated Financial Results (from April 1, 2004 to December 31, 2004)

	Japanese yen (Millions except per share amounts)
	Nine months ended December 31,		Year ended March 31,
	2004	2003	2004
Net sales	¥364,629	¥183,321	¥277,497
Percent change from the previous period	98.9%	-	-
Operating income	38,577	17,972	22,015
Percent change from the previous period	114.7%	-	-
Income before provision for income taxes	39,614	15,227	19,639
Percent change from the previous period	160.2%	-	-
Net income	24,145	11,444	16,089
Percent change from the previous period	111.0%	-	-
Net income per share- basic	¥348.33	¥179.22	¥251.14
Net income per share- diluted	¥331.50	¥172.42	¥241.53

Notes：

1. Percentage change indicates the change relative to the same period of the previous fiscal year.

2. Average number of shares issued and outstanding (consolidated):

69,315,582 shares for the nine months ended December 31, 2004

63,855,298 shares for the nine months ended December 31, 2003

64,062,509 shares for the year ended March 31, 2004

Qualitative Information on Progress of Business Conditions (consolidated)

For consolidated results during the 9 months ended December 31, 2004, both net sales and profits increased to double the amount recorded in the same nine month period of the previous year, a continuous trend from 6 months ended September 30, 2004 .. Accumulated net sales were ¥364,629 million, which was an increase of 98.9% as compared to the same period of the previous year and operating income increased by 114.7% to ¥38,577 million. Consolidated net income also increased by 111% to ¥24,145 million.

In this connection the consolidated financial results of the Company are reported in accordance with the U.S. GAAP from the current business year (commencing April 2004) and major affiliates are subject to consolidation.

Hereinafter the results for three months ended December 31, 2004 will be reported compared with the same period of the previous year.

Net sales increased to double the amount by approximately ¥63,900 million, or 99.5%, to ¥128,224 million for three months ended December 31, 2004. Operating income increased by ¥7,800 million, or 117.9%, as compared to the same period of the previous year to ¥14,481 million, which recorded more than double the amount from the same period in the previous year. Net income before tax increased significantly by ¥6,500 million as compared to the same period of the previous year, to ¥12,182 million for three months ended December 31, 2004. In response to this, minority interest also increased and net income increased by approximately ¥5,100 million to ¥8,096 million, which was a 2.7 times increase as compared to the same period of the previous year.

As compared to the preceding three months ended September 30, 2004, net sales increased by approximately ¥4,100 million, or 3.3%, operating income increased by approximately ¥1,400 million, or 10.8%. Net income increased by ¥ 560 million, or 7.4%.

Net sales of the entire group doubled as compared to the same period in the previous year, but the impact of consolidation of the group companies, Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. into collectively accounts for approximately ¥54,600 million. Excluding such impact, the increase in net sales was approximately ¥9,300 million, or 14.5% as compared to the same period of the previous year. Approximately ¥1,300 million declined due to the yen’s appreciation against the dollar by nearly 3%, and taking this into consideration, the increase in revenues was approximately ¥10,600 million, or 16.4%. The segmental breakdowns of net sales are as follows.

Net sales of the “small precision motors” segment increased by approximately ¥15,000 million, or 33.9%, to ¥59,352 million as compared to the same period of the previous year. Out of which approximately ¥8,200 million was the impact from an expansion of the scope of consolidation. Net sales of spindle motors for HDD increased by approximately ¥5,000 million, or approximately 18%, as compared to the same period of the previous year, while their unit shipments increased by over 24%. Average sales price decreased by approximately 5% in yen-based sales, but in dollar-based sales, adding the appreciation of the yen, it only decreased by 2-3%. The factor for smaller price fluctuations at this annual rate was the change in product mix due to a rapid increase of micro-size motors smaller than 1.8-inch. Net sales of DC motors increased by ¥6,800 million, or 78%, as compared to the same period of the previous year due to the addition of sales of Sankyo Seiki as a result of expansion in the scope of consolidation. Excluding the impact, net sales increased by approximately 3%, or 16% in quantity. Net sales of fan motors largely increased by approximately ¥2,600 million, or 43%, as compared to the same period of the previous year. Impact from expansion in the scope of consolidation was slight and excluding the impact, the net sales increased by 20% in quantity, or 40% in amount, which was due to favorable sales of high-end products with a higher unit sales price.

Net sales of the “mid-size motors” business increased by approximately 13% to ¥8,538 million. This increase was due to a sales increase in motors for home appliances and industrial use. Net sales of automobile-directed motors slightly increased but the amount was small.

Net sales of the “machinery” segment increased by ¥14,000 million as compared to the same period of the previous year, to ¥20,795 million. As compared to the same period of the previous year, net sales of Nidec Copal and Sankyo Seiki Mfg., Co., Ltd. of approximately ¥12,200 million were added and the remainder came from the increase in net sales of Nidec-Kyori, Nidec Tosok and Nidec-Shimpo, which increased by approximately 26%.

The “electronic and optical components” segment is a newly classified business area, established in the current period as a result of expansion in the scope of consolidation, which include the products of Sankyo Seiki, Nidec Copal, Nidec Copal Electronics and Nidec Nemicon (Note: Products of Nidec Nemicon had been included in the “Other” segment until the previous fiscal year ended March 31, 2004.)

Net sales from this business for the current quarter were ¥34,026 million.

Net sales of “Other” segment increased by approximately ¥700 million, to ¥5,513 million. This was mainly due to the expansion in the scope of consolidation, related to Sankyo Seiki.

With respect to profits, operating income for three months ended December 31, 2004 increased by approximately ¥7,800 million, or approximately 117.9%, as compared to the same period of the previous year, to ¥14,481 million. Here is also an impact from expansion in the scope of consolidation as explained in the section on sales and the amount was approximately ¥5,700 million (this amount includes the increases in the profit of subject companies). On the other hand, the impact from the yen’s appreciation caused a decrease of approximately ¥300 million and after excluding the stated factors of increase and decrease, operating income increased approximately ¥2,400 million, or 36%.

The said increase in operating profit for three months ended December 31, 2004 was due to an increase of over ¥1,800 million in “small precision motors,” which was not significantly affected by the expansion in the scope of consolidation and a decrease of over ¥400 million in “mid-size motors.” “Small precision motors” segment contributed to an income increase for three months ended Decmber 31, 2004. In the “small precision motors” business, the Company promoted cost reduction to increase profit in the overall expansion of demand, mainly for micro HDD motors. The profit rate was about the same as the same period of the previous year but it improved by 0.8% as compared to the quarter immediately preceding (three months ended September 30, 2004 ). In addition efforts were made at profit increases in DC brushless motors and Fan motors. In the “mid-size motors” segment, for either of home appliances, industrial use and automobile equipment, investments must be incurred in connection with the capacity expansion of the Pinghu district. As an increase in development expenses for automobile-directed motors continued, income decreased. For “machinery” and “electronic and optical components” the increase in profit was ¥6,100 million, most of which was due to profits of approximately ¥5,400 million of the three companies that expanded the scope of consolidation and an increase in profit of several hundred million yen was secured by precision power press, semiconductor inspection devices and transmissions. In the “Other” segment, automobile parts and pivot assembly parts and services steadily increased profits.

Income before provision for income tax increased by approximately ¥6,500 million as compared to the same period of the previous year, to ¥12,200 million. The increase includes the impact of a loss on non-operating income equal to ¥1,300 million. For three months ended December 31, 2004, foreign exchange loss (mainly valuation loss) of ¥3,600 million accrued, which largely exceeded the exchange loss of ¥1,100 million in the 3rd quarter of the previous period. Increase in profit on sales of securities, however, covered approximately ¥1,200 million.

Despite the increase of ¥6,500 million in income before tax, increase in net income remained ¥5,100 million as a result of fluctuations regarding an increase of ¥700 million in corporate income tax and an increase of ¥700 million in the difference between the profit of minority interest and loss by the equity method.

(3) Consolidated Financial Position

	Japanese yen (Millions except per share amounts)
	December 31,		March 31,
	2004	2003	2004
Total assets	¥481,964	¥285,391	¥443,886
Shareholders’ equity	191,625	98,981	110,046
Shareholders’ equity to total assets	39.8%	34.7%	24.8%
Shareholders’ equity per share	¥2,712.28	¥1,538.86	¥1,692.91

Note:

Number of shares issued and outstanding at end of period (consolidated):

70,650,816 shares at December 31, 2004

64,321,216 shares at December 31, 2003

65,003,538 shares at March 31, 2004

Consolidated Results of Cash Flows

	Japanese yen (Millions )
	December 31,		March 31,
	2004	2003	2004
Net cash provided by operating activities	¥26,601	¥21,408	¥31,410
Net cash used in investing activities	(33,175)	(31,534)	(21,133)
Net cash used in financing activities	(4,766)	11,754	32,494
Cash and cash equivalents at end of period	¥60,660	¥32,643	¥73,392

Qualitative Information on Changes in Financial Conditions (consolidated)

For the changes in the balance sheet, total assets increased by approximately ¥38,100 million from the end of the previous period (March 31, 2004). For the increases in assets, accounts receivable, inventories, tangible fixed assets and goodwill increased.

Shareholders’ equity increased due to a capital increase by approximately ¥81,600 million as compared to March 31, 2004.

Overview of Cash Flow

The balance of cash and cash equivalents as of December 31, 2004 decreased by ¥12,732 million to ¥60,660 million compared to March 31, 2004.

“Net cash provided by operating activities” was ¥26,601 million. Net income including depreciation expense and minority interest in income of consolidated subsidiaries totaled approximately ¥46,800 million. Cash outflow consists mainly of increases in accounts receivables of ¥12,600 million and inventory investments of approximately ¥7,400 million.

“Net cash used in investing activities” was ¥33,175 million. The cash outflow consists of the costs of fixed asset acquisitions (capital investment) of approximately ¥25,800 million and payments for additional investments in subsidiaries of approximately ¥11,100 million.

“Net cash used in financing activities” was ¥4,766 million. The significant cash outflow came as a result of repayments of borrowings of ¥61,500 million that exceeded capital increase of approximately ¥60,000 million. The difference of ¥1,500 million and dividends paid amount to the net cash used in financing activities.

Qualitative Information on Financial Forecasts

Financial forecasts for the year ending March 31, 2005 remain unchanged from the previous ones released as of October 29, 2004.

Forward Looking Statements:

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) including financial forecasts that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

4. Consolidated Financial Statements and other Information

Consolidated balance sheets- Assets

	Yen in millions
	December 31, 2004		December 31, 2003		Inc or Dec	March 31, 2004
Current assets:	¥	%	¥	%	¥	¥	%
Cash and cash equivalents	¥60,660		¥32,643		¥28,017	¥73,392
Trade notes receivable	21,803		10,122		11,681	17,431
Trade accounts receivable	115,192		53,109		62,083	96,509
Inventories:
Finished goods	19,739		8,499		11,240	15,850
Raw materials	12,835		5,305		7,530	10,267
Work in process	15,347		6,263		9,084	15,016
Project in progress	851		979		(128)	886
Supplies and other	4,041		457		3,584	3,226
Prepaid expenses and other current assets	14,109		9,401		4,708	13,838
Total	264,577	54.9	126,778	44.4	137,799	246,415	55.5

Investments and loan receivable:
Marketable securities and other securities investments	18,257		11,333		6,924	19,892
Investments in and advances to affiliates	1,662		43,313		(41,651)	2,259
Total	19,919	4.1	54,646	19.2	(34,727)	22,151	5.0

Property, plant and equipment:
Land	31,555		23,197		8,358	30,532
Buildings	78,700		45,673		33,027	73,860
Machinery and equipment	175,078		84,492		90,586	163,401
Construction in progress	6,299		4,227		2,072	7,411
Sub-total	291,632	60.5	157,589	55.2	134,043	275,204	62.0
Less - Accumulated depreciation	(147,221)	(30.5)	(65,479)	(22.9)	(81,742)	(142,792)	(32.2)
Total	144,411	30.0	92,110	32.3	52,301	132,412	29.8

Goodwill	38,385	8.0	4,702	1.6	33,683	28,078	6.3

Other non-current assets	14,672	3.0	7,155	2.5	7,517	14,830	3.4

Total assets	¥481,964	100.0%	¥285,391	100.0%	¥196,573	¥443,886	100.0%

Consolidated balance sheets- Liabilities and shareholders’ equity

	Yen in millions
	December 31, 2004		December 31, 2003		Inc or Dec	March 31, 2003
Current liabilities:	¥	%	¥	%	¥	¥	%
Short-term borrowings	¥26,375		¥51,111		¥(24,736)	¥86,636
Current portion of long-term debt	2,603		6,847		(4,244)	2,653
Trade notes and accounts payable	103,907		52,650		51,257	93,418
Other current liabilities	25,976		14,519		11,457	24,087
Total	158,861	33.0	125,127	43.8	33,734	206,794	46.6

Long-term liabilities:
Long-term debt	44,994		43,892		1,102	45,025
Accrued pension and severance costs	23,819		8,550		15,269	29,836
Other long-term liabilities	12,445		1,910		10,535	3,054
Total	81,258	16.8	54,352	19.1	26,906	77,915	17.5

Total liabilities	240,119	49.8	179,479	62.9	60,640	284,709	64.1

Minority interest in consolidated subsidiaries	50,220	10.4	6,931	2.4	43,289	49,131	11.1

Shareholders’ equity:
Common stock	59,188	12.3	26,653	9.3	32,535	28,995	6.5
Additional paid-in capital	61,814	12.8	29,495	10.3	32,319	31,822	7.2
Retained earnings	79,644	16.5	53,242	18.7	26,402	57,887	13.0
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(11,318)		(10,545)		(773)	(11,475)
Unrealized gains (losses) on securities	2,486		2,130		356	2,972
Minimum pension liability adjustment	(32)		(1,893)		1,861	(32)
Total comprehensive income (loss)	(8,864)	(1.8)	(10,308)	(3.6)	1,444	(8,535)	(1.9)
Treasury stock, at cost	(157)	(0.0)	(101)	(0.0)	(56)	(123)	(0.0)
Total shareholders’ equity	191,625	39.8	98,981	34.7	92,644	110,046	24.8

Total liabilities and shareholders’ equity	¥481,964	100.0%	¥285,391	100.0%	¥196,573	¥443,886	100.0%

Consolidated statements of income

	Yen in millions
	Three months ended December 31,				Nine months ended December 31,
	2004		2003		2004		2003
Net sales	¥128,224	100.0%	¥64,281	100.0%	¥364,629	100%	¥183,321	100.0%
Cost of products sold	98,434	76.7	50,812	79.1	279,827	76.7	144,094	78.6
Selling, general and administrative expenses	8,812	6.9	4,700	7.3	27,420	7.5	15,505	8.5
Research and development expenses	6,497	5.1	2,123	3.3	18,805	5.2	5,750	3.1
Operation expenses	113,743	88.7	57,635	89.7	326,052	89.4	165,349	90.2
Operating income	14,481	11.3	6,646	10.3	38,577	10.6	17,972	9.8

Other income (expense):
Interest and dividend income	274	0.2	52	0.1	618	0.2	176	0.1
Interest expenses	(231)	(0.2)	(173)	(0.3)	(744)	(0.2)	(586)	(0.3)
Foreign exchange gain (loss), net	(3,623)	(2.8)	(1,135)	(1.8)	(411)	(0.1)	(2,812)	(1.5)
Gain (loss) from marketable securities, net	707	0.5	-	-	1,462	0.4	5	0.0
Gain (loss) from derivative instruments, net	201	0.2	54	0.1	49	0.0	-	-
Other, net	373	0.3	214	0.4	63	0.0	472	0.2
Total	(2,299)	(1.8)	(988)	(1.5)	1,037	0.3	(2,745)	(1.5)
Income before provision for income taxes	12,182	9.5	5,658	8.8	39,614	10.9	15,227	8.3
Provision for income taxes	(2,515)	(2.0)	(1,792)	(2.8)	(8,358)	(2.3)	(3,639)	(2.0)
Income before minority interest and equity in earnings of affiliated companies	9,667	7.5	3,866	6.0	31,256	8.6	11,588	6.3
Minority interest in income (loss) of consolidated subsidiaries	1,504	1.2	408	0.6	7,032	2.0	981	0.6
Equity in net (income) loss of affiliated companies	67	0.0	416	0.7	79	0.0	(837)	(0.5)
Net income	¥8,096	6.3%	¥3,042	4.7%	¥24,145	6.6%	¥11,444	6.2%

Consolidated Statement of Cash Flows

	Japanese yen (Millions)
	For the nine-month period ended December 31,		Year ended March 31,
	2004	2003	2004
Cash flows from operating activities:
Net income	¥24,145	¥11,444	¥16,089
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,575	9,842	14,490
Loss (gain) on sales of marketable securities	(1,462)	(7)	(816)
Loss (gain) on sales and disposal of fixed assets	265	477	819
Minority interest in income of consolidated subsidiaries	7,032	981	648
Equity in net (income) loss of affiliated companies	79	(837)	(2,522)
Loss (gain) on derivative instruments, net	(49)	-	5
Foreign currency adjustments	1,607	2,853	3,566
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	(23,158)	(5,629)	(3,559)
Decrease (increase) in inventories	(7,387)	(6,117)	(5,959)
Increase (decrease) in notes and accounts payable	10,510	6,175	5,699
Increase (decrease) in accrued income taxes	551	446	876
Other	(1,107)	1,780	2,074
Net cash provided by operating activities	26,601	21,408	31,410
Cash flows from investing activities:
Additions to property, plant and equipment	(25,834)	(12,634)	(22,631)
Proceeds from sales of property, plant and equipment	1,844	289	893
Purchases of marketable securities	(1)	(2,175)	(2,176)
Proceeds from sales of marketable securities	2,393	25	1,780
Investments in and advances to affiliates	-	(14,467)	(14,807)
Proceeds from sales of investments in affiliated companies	344	-	955
Payments for additional investments in subsidiaries	(11,082)	(629)	(1,057)
Acquisitions of consolidated subsidiaries, net of cash acquired	23	(1,549)	16,435
Other	(862)	(394)	(525)
Net cash used in investing activities	(33,175)	(31,534)	(21,133)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(59,361)	(12,591)	11,204
Proceeds from issuance of long-term debt	736	-	0
Repayments of long-term debt	(2,863)	(4,740)	(7,774)
Proceeds from issuance of corporate bonds	-	30,872	30,873
Proceeds from issuance of new shares	60,012	-	-
Dividends paid	(2,388)	(1,910)	(1,910)
Other	(902)	123	101
Net cash provided by (used in) financing activities	(4,766)	11,754	32,494

Effect of exchange rate changes on cash and cash equivalents	(1,392)	(2,024)	(2,418)
Net increase (decrease) in cash and cash equivalents	(12,732)	(396)	40,353
Cash and cash equivalents at beginning of period	73,392	33,039	33,039
Cash and cash equivalents at end of the third quarter	¥60,660	¥32,643	¥73,392

Scope of consolidation and application of the equity method

(1) Scope of consolidation

	As of
	December 31, 2004	March 31, 2004	December 31, 2003
Number of consolidated subsidiaries	88	88	45

Changes from March 31, 2004

Newly included in consolidation: 3
Increased in consolidation because Nidec Corporation’s share of ownership and voting rights increased	1	Taiwan Nissin Koki Co., Ltd.
Newly established	2	Nidec Power Motor (Zhejiang) Co., Ltd. Sankyo Seiki Fuzhou H.K. Co., Ltd.

Excluded from consolidation: 3
Decreased in consolidation because Nidec Corporation’s share of ownership and voting rights decreased	1	Nemicon Noise Corporation
Decreased in consolidation because it was merged with another consolidated subsidiary	2	Sankyo Quoris Co., Ltd. Sankyo Total Service Co., Ltd.

Changes from December 31, 2003

Newly included in consolidation: 44
Increased in consolidation because Nidec Corporation’s share of ownership and voting rights increased	42	Nidec Copal Corporation and its 9 subsidiaries Nidec Copal Electronics Corporation and its 8 subsidiaries Sankyo Seiki Mfg. Co., Ltd. and its 21 subsidiaries Nidec Subic Philippines Corporation
Newly established	2	Nidec Power Motor (Zhejiang) Co., Ltd. Sankyo Seiki Fuzhou H.K. Co., Ltd.

Excluded from consolidation: 1
Decreased in consolidation because Nidec Corporation’s share of ownership and voting rights decreased	1	Nemicon Noise Corporation

(2) Application of equity method

	As of
	December 31, 2004	March 31, 2004	December 31, 2003
Number of affiliates accounted for by the equity method	5	7	11

Changes from March 31, 2004

Excluded from accounted for by the equity method: 2
Decreased in accounted for by the equity method because it became to consolidated subsidiary	1	Taiwan Nissin Koki Co., Ltd.
Decreased in accounted for by the equity method because Nidec Corporation’s share of ownership and voting rights decreased	1	Orientec Corporation

Changes from December 31, 2003

Newly accounted for by the equity method: 2
Increased in consolidation because Nidec Corporation’s share of ownership and voting rights increased	2	Copal Yamada Corporation SCD Co., Ltd.

Excluded from accounted for by the equity method: 8
Decreased in accounted for by the equity method because it became to consolidated subsidiary	6	Nidec Copal Corporation Nidec Copal Electronics Corporation Sankyo Seiki Mfg. Co., Ltd. Nidec Copal Philippines Corporation Nidec Copal (Vietnam) Co., Ltd. Nidec Copal (Malaysia) Sdn. Bhd.
Decreased in accounted for by the equity method because Nidec Corporation’s share of ownership and voting rights decreased	2	Nidec Johnson Electric Corporation Nidec Johnson Electric (Hong Kong) Limited.

Segment information

1) Operating Segment Information

(Three months data)

			Yen in millions
	Three months ended December 31, 2004		Three months ended December 31, 2003		Increase or decrease
Net sales:
Nidec Corporation	¥34,363	15.4%	¥30,675	26.5%	¥3,688	12.0%
Nidec Electronics (Thailand) Co., Ltd.	16,425	7.4	13,992	12.1	2,433	17.4
Nidec (Dalian) Limited	10,393	4.7	8,618	7.4	1,775	20.6
Nidec Taiwan Corporation	3,372	1.5	3,861	3.3	(489)	(12.7)
Nidec Singapore Pte. Ltd.	13,059	5.9	9,906	8.6	3,153	31.8
Nidec Philippines Corporation	6,001	2.7	6,693	5.8	(692)	(10.3)
Sankyo Seiki Mfg. Co., Ltd.	23,799	10.7	-	-	23,799	-
Nidec Copal Corporation	16,136	7.2	-	-	16,136	-
Nidec Tosok Corporation	5,943	2.7	4,963	4.3	980	19.7
Nidec Copal Electronics Corporation	6,149	2.8	-	-	6,149	-
Nidec Shibaura Corporation	5,075	2.3	4,283	3.7	792	18.5
Nidec Power Motor Corporation	2,617	1.2	2,182	1.9	435	19.9
All others	79,629	35.5	30,584	26.4	49,045	160.4
Sub-total	222,961	100.0	115,757	100.0	107,204	92.6
Adjustments and eliminations	(94,737)	-	(51,476)	-	(43,261)	-
Consolidated total	¥128,224	-	¥64,281	-	¥63,943	99.5%

			Yen in millions
	Three months ended December 31, 2004		Three months ended December 31, 2003		Increase or decrease
Operating income:
Nidec Corporation	¥1,411	10.1%	¥502	7.1%	¥909	181.1%
Nidec Electronics (Thailand) Co., Ltd.	2,416	17.3	2,139	30.3	277	12.9
Nidec (Dalian) Limited	803	5.8	776	11.0	27	3.5
Nidec Taiwan Corporation	17	0.1	93	1.3	(76)	(81.7)
Nidec Singapore Pte. Ltd.	461	3.3	651	9.2	(190)	(29.2)
Nidec Philippines Corporation	34	0.2	514	7.3	(480)	(93.4)
Sankyo Seiki Mfg. Co., Ltd.	2,145	15.4	-	-	2,145	-
Nidec Copal Corporation	701	5.0	-	-	701	-
Nidec Tosok Corporation	305	2.2	329	4.7	(24)	(7.3)
Nidec Copal Electronics Corporation	1,111	8.0	-	-	1,111	-
Nidec Shibaura Corporation	178	1.3	44	0.6	134	304.5
Nidec Power Motor Corporation	82	0.6	149	2.1	(67)	(45.0)
All others	4,285	30.7	1,865	26.4	2,420	129.8
Sub-total	13,949	100.0	7,062	100.0	6,887	97.5
Adjustments and eliminations	532	-	(416)	-	948	-
Consolidated total	¥14,481	-	¥6,646	-	¥7,835	117.9%

__________________

Note: 1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile.

(Nine months data)

			Yen in millions
	Nine months ended December 31, 2004		Nine months ended December 31, 2003		Increase or decrease
Net sales:
Nidec Corporation	¥93,945	14.9%	¥90,290	27.3%	¥3,655	4.0%
Nidec Electronics (Thailand) Co., Ltd.	41,791	6.6	37,311	11.3	4,480	12.0
Nidec (Dalian) Limited	29,400	4.7	24,660	7.4	4,740	19.2
Nidec Taiwan Corporation	9,733	1.5	10,765	3.3	(1,032)	(9.6)
Nidec Singapore Pte. Ltd.	33,589	5.3	29,235	8.8	4,354	14.9
Nidec Philippines Corporation	15,913	2.5	17,115	5.2	(1,202)	(7.0)
Sankyo Seiki Mfg. Co., Ltd.	66,732	10.6	-	-	66,732	-
Nidec Copal Corporation	49,995	7.9	-	-	49,995	-
Nidec Tosok Corporation	18,234	2.9	15,177	4.6	3,057	20.1
Nidec Copal Electronics Corporation	17,192	2.7	-	-	17,192	-
Nidec Shibaura Corporation	17,236	2.7	13,593	4.1	3,643	26.8
Nidec Power Motor Corporation	8,044	1.3	6,200	1.9	1,844	29.7
All others	228,483	36.4	86,880	26.1	141,603	163.0
Sub-total	630,287	100.0	331,226	100.0	299,061	90.3
Adjustments and eliminations	(265,658)	-	(147,905)	-	(117,753)	-
Consolidated total	¥364,629	-	¥183,321	-	¥181,308	98.9%

			Yen in millions
	Nine months ended December 31, 2004		Nine months ended December 31, 2003		Increase or decrease
Operating income:
Nidec Corporation	¥2,062	5.4%	¥1,148	6.0%	¥914	79.6%
Nidec Electronics (Thailand) Co., Ltd.	6,513	17.2	5,977	31.2	536	9.0
Nidec (Dalian) Limited	2,403	6.3	2,179	11.4	224	10.3
Nidec Taiwan Corporation	132	0.3	301	1.6	(169)	(56.1)
Nidec Singapore Pte. Ltd.	1,598	4.2	1,644	8.6	(46)	(2.8)
Nidec Philippines Corporation	(169)	(0.4)	1,095	5.7	(1,264)	(115.4)
Sankyo Seiki Mfg. Co., Ltd.	5,421	14.3	-	-	5,421	-
Nidec Copal Corporation	2,357	6.2	-	-	2,357	-
Nidec Tosok Corporation	982	2.6	974	5.1	8	0.8
Nidec Copal Electronics Corporation	2,879	7.6	-	-	2,879	-
Nidec Shibaura Corporation	809	2.1	468	2.4	341	72.9
Nidec Power Motor Corporation	380	1.0	262	1.4	118	45.0
All others	12,576	33.2	5,088	26.6	7,488	147.2
Sub-total	37,943	100.0	19,136	100.0	18,807	98.3
Adjustments and eliminations	634	-	(1,164)	-	1,798	-
Consolidated total	¥38,577	-	¥17,972	-	¥20,605	114.7%

__________________

Note: 1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile.

SUPPORT DOCUMENTATION

1. Business Segment Information

(Three months data)

	Japanese yen (Millions)
	Three months ended December 31, 2004
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥59,352	¥8,538	¥20,795	¥34,026	¥5,513	¥128,224	¥(-)	¥128,224
Intersegment	175	20	1,794	223	837	3,049	(3,049)	-
Total	59,527	8,558	22,589	34,249	6,350	131,273	(3,049)	128,224
Operating expenses	52,063	8,599	19,141	30,773	5,457	116,033	(2,290)	113,743
Operating income	¥7,464	¥(41)	¥3,448	¥3,476	¥893	¥15,240	¥(759)	¥14,481

	Japanese yen (Millions)
	Three months ended December 31, 2003
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥44,326	¥7,547	¥6,825	¥792	¥4,791	¥64,281	¥(-)	¥64,281
Intersegment	0	4	1,435	4	51	1,494	(1,494)	-
Total	44,326	7,551	8,260	796	4,842	65,775	(1,494)	64,281
Operating expenses	38,706	7,146	7,569	703	4,257	58,381	(746)	57,635
Operating income	¥5,620	¥405	¥691	¥93	¥585	¥7,394	¥(748)	¥6,646

(Nine months data)

	Japanese yen (Millions)
	Nine months ended December 31, 2004
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥163,923	¥27,235	¥58,071	¥98,990	¥16,410	¥364,629	¥(-)	¥364,629
Intersegment	364	59	6,238	573	2,210	9,444	(9,444)	-
Total	164,287	27,294	64,309	99,563	18,620	374,073	(9,444)	364,629
Operating expenses	145,096	26,638	55,601	89,268	16,547	333,150	(7,098)	326,052
Operating income	¥19,191	¥656	¥8,708	¥10,295	¥2,073	¥40,923	¥(2,346)	¥38,577

	Japanese yen (Millions)
	Nine months ended December 31, 2003
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥124,951	¥24,211	¥19,156	¥2,248	¥12,755	¥183,321	¥(-)	¥183,321
Intersegment	1	13	3,957	16	153	4,140	(4,140)	-
Total	124,952	24,224	23,113	2,264	12,908	187,461	(4,140)	183,321
Operating expenses	109,782	22,587	21,177	2,025	11,606	167,177	(1,828)	165,349
Operating income	¥15,170	¥1,637	¥1,936	¥239	¥1,302	¥20,284	¥(2,312)	¥17,972

________________

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), Small precision fans, brush motors, vibration motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment

(4) Electronic and Optical components: Electronic components, Optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

2. Sales by Geographic Segment

(Three months data)

			Yen in millions
	Three months ended December 31, 2004		Three months ended December 31, 2003		Increase or decrease
Japan	¥75,145	58.6%	¥32,778	51.0%	¥42,367	129.3%
America	2,046	1.6	969	1.5	1,077	111.1
Singapore	15,956	12.4	9,187	14.3	6,769	73.7
Thailand	12,093	9.4	9,980	15.5	2,113	21.2
Philippines	1,447	1.1	372	0.6	1,075	289.0
China	6,864	5.4	3,646	5.7	3,218	88.3
Other	14,673	11.5	7,349	11.4	7,324	99.7
Total	¥128,224	100.0%	¥64,281	100.0%	¥63,943	99.5%

(Nine months data)

			Yen in millions
	Nine months ended December 31, 2004		Nine months ended December 31, 2003		Increase or decrease
Japan	¥222,465	61.0%	¥96,237	52.5%	¥126,228	131.2%
America	6,291	1.7	3,504	1.9	2,787	79.5
Singapore	44,196	12.1	26,935	14.7	17,261	64.1
Thailand	30,977	8.5	26,379	14.4	4,598	17.4
Philippines	4,144	1.1	1,199	0.7	2,945	245.6
China	17,634	4.8	8,267	4.5	9,367	113.3
Other	38,922	10.8	20,800	11.3	18,122	87.1
Total	¥364,629	100.0%	¥183,321	100.0%	¥181,308	98.9%

________________

Note: The sales are classified by geographic areas of the seller and the figures exclude intra-segment transactions.

3. Sales by Region

			Yen in millions
	Nine months ended December 31, 2004		Nine months ended December 31, 2003		Increase or decrease
North America	¥13,717	3.8%	¥5,416	2.9%	¥8,301	153.3%
Asia	197,439	54.1	114,721	62.6	82,718	72.1
Other	17,270	4.7	4,939	2.7	12,331	249.7
Overseas sales total	228,426	62.6	125,076	68.2	103,350	82.6
Japan	136,203	37.4	58,245	31.8	77,958	133.8
Consolidated total	¥364,629	100.0%	¥183,321	100.0%	¥181,308	98.9%

________________

Note: Sales by region are classified by geographic areas of the buyer and the figures exclude intra-segment transactions.